Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

April 7, 2011

Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

        You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on May 12, 2011 at 1:00 p.m. Israel time.

        Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders.

        Holders of the Company's ordinary shares are being asked to vote on the following matters:

1.           To approve the agreement dated February 1, 2003 between the Company, A. Sheratzky Holdings Ltd. and Mr. Izzy Sheratzky as amended by Addendum no. 1, as more fully described in the proxy statement.

2.           To approve the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings and Eyal Sheratzky as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky, as more fully described in the proxy statement.

3.           To approve the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings and Nir Sheratzky as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky, as more fully described in the proxy statement.

4.           To approve the agreement dated March 25, 1998 as amended, between the Company and Mr. Yehuda Kahane, as more fully described in the proxy statement.

5.           To approve the procurement of a directors and officers insurance policy covering liability of directors and office holders of the Company, including officers and directors who are deemed controlling shareholders under Section 268 of the Israeli Companies Law, 1999 (the “Law”), as more fully described in the proxy statement.

6.           To approve the agreement dated January 23, 2007 between E-Com Global Electronic Commerce Ltd. and Mr. Gil Sheratzky, as more fully described in the proxy statement.

7.           To approve the indemnity deeds signed by the Company towards persons deemed "controlling shareholders" under Section 268 of the Law and their relatives, as more fully described in the proxy statement.

All items on the agenda require the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company,

Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (3 Hashikma Street, Azour, Israel).  A written ballot must be submitted at least 72 hours before the time of the Meeting and a proxy must be submitted at least 24 hours before the time of the Meeting.

Details regarding the matters on the agenda and some additional details regarding the Meeting are provided in the accompanying proxy statement.

Your cooperation is appreciated.

By order of the board of directors, Izzy Sheratzky Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

April 7, 2011

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 12, 2011 at 1:00 p.m., Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on April 11, 2011 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting and Solicitation and Revocation of Proxies

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, or vote by written ballot. The proxy card must be received by the Company's transfer agent or at the Company's at least 24 hours prior to the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Please follow the instructions on the proxy card.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy or written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

All amounts appearing in this proxy statement in New Israeli Shekels (NIS) are translated for the convenience of the reader to US dollars based on an exchange rate of NIS3.50 - US$1.00.

PROPOSAL ONE

APPROVAL OF AN AGREEMENT WITH A. SHERATZKY AND MR. IZZY SHERATZKY

Background

Mr. Izzy Shertazky is a co-founder of the Company and has served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director position, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer.

In February 2003, the Company entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us with various services as detailed in the agreement and also continue to serve as the chairman of our Board of  Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 63,250 (plus VAT), or approximately $18,000, per month, adjusted for inflation, and linked to the Israeli CPI published on January 30, 2003, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice. The aggregate amounts paid to A. Sheratzky under the agreement in each of the years 2009 and 2010 were NIS 6,292,000 or approximately $1,800,000, and NIS 7,501,000 or approximately $2,143,000, respectively. Shareholders are referred to Exhibit 10.22 of the Company's registration statement on Form F-1 for convenience translation into English of the agreement.

Recent amendments to the Law, require that an extraordinary transaction between a company and a controlling shareholder or between a company and a third party that a controlling shareholder has a personal interest in such transaction as well as an engagement by a public company of the controlling shareholder or his relative, directly or indirectly, including through a company in his control, for services by the company and if he is an office holder in the company - for the terms of his employment and tenure, which is for a term exceeding three (3) years, require the approval of our audit committee, board of directors and general meeting (with a special majority vote at the general meeting), subject to certain exceptions (the "New Companies Law Requirements").

Whereas, the term of the agreement with Mr. Sheratzky exceeds three years, shareholders are being asked to approve the agreement including an addendum to the agreement that if Mr. Sheratzky shall not serve as chairman of our board, he shall continue to provide the services under the terms of the agreement during the term of the agreement. The addendum no. 1 further clarifies and expands on the services expected from Mr. Sheratzky in his role. A convenience translation into English of the addendum is attached as Exhibit A to this proxy statement.

Proposal

Shareholders are being asked to approve the agreement dated February 1, 2003 between the Company, A. Sheratzky Holdings Ltd. and Mr. Izzy Sheratzky as amended by Addendum no. 1.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement between the Company, Izzy Sheratzky and A. Sheratzky Holding Ltd. as amended by Addendum no. 1.

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

Mr. Sheratzky has been granting the services to the Company for approximately 16 years and has extensive and rich experience and knowledge, reputation among the Company's major customers, including insurance companies and well established business connections that are important to the Company. Mr. Sheratzky has led the Company to impressive achievements and preserve its excellent reputation as a leading company in its field of operation.

The terms of engagement of Mr. Sheratzky are identical to the term of engagement which he received to date and the variable component of his entitlement to an annual bonus has not changed since the foundation of the Company and in fact was not paid during the first years of operations of the Company. Considering his role, responsibilities and contribution to the Company's success, the remuneration to which Mr. Sheratzky is entitled under the agreement is reasonable, customary and appropriate, especially in light of the Company's financial condition and long term goals after taking into consideration remuneration paid by other public companies in Israel to employees granting similar services to the services granted under the agreement. The Board believes that the continued engagement of Mr. Sheratzky under the agreement is in the best interests of the Company.

PROPOSAL TWO

APPROVAL OF AN AGREEMENT WITH A. SHERATZKY AND MR. EYAL SHERATZKY

Background

 Mr. Eyal Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from Kellogg University. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Nir and Gil Sheratzky.

On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings and Eyal Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky in consideration of monthly payments in the amount of NIS 48,892, or approximately $14,000 (plus VAT), in addition to providing him with a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved under which Mr. Eyal Sheratzky is entitled also to an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid. The agreement is for an unlimited time and may be terminated by either party by a six month prior written notice. The aggregate amounts paid to A. Sheratzky under the agreement in each of the years 2009 and 2010 were NIS 1,670,000 or approximately $477,000, and NIS 1,945,000 or approximately $555,000, respectively. Shareholders are referred to Exhibit 10.23 of the Company's registration statement on Form F-1 for convenience translation into English of the agreement.  A convenience translation into English of addendum no. 2 and 3 is attached as Exhibit B to this proxy statement.

Whereas, the term of the agreement with Mr. Sheratzky exceeds three years, under the New Companies Law Requirements, such agreement requires the approval of our audit committee, board of directors and shareholders once every three years.

Proposal

Shareholders are being asked to approve the agreement dated September 5, 2002 as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement between the Company, Eyal Sheratzky and A. Sheratzky Holding Ltd. as amended including addendum no. 3.

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

Mr. Sheratzky has been granting the services to the Company for approximately 15 years and has deep understanding and familiarity with the Company on all its aspects, including the necessary experience and knowledge required to manage the Company. During the years, Mr. Sheratzky has led the Company to continued growth and impressive achievements.

The remuneration to which Mr. Sheratzky is entitled under the agreement is reasonable, customary and appropriate, especially in light of the Company's financial condition and long term goals after taking into consideration remuneration paid by other public companies in Israel to employees granting similar services to the services granted under the agreement. The Board believes that the continued engagement of Mr. Sheratzky under the agreement is in the best interests of the Company. The Board noted that the remuneration to Mr. Sheratzky under the agreement in comparison to remuneration of CEO's of other public companies who's shares are registered on the Tel-Aviv 100 index (where the Company's shares are traded), is lower than most companies.

PROPOSAL THREE

APPROVAL OF AN AGREEMENT WITH A. SHERATZKY AND MR. NIR SHERATZKY

Background

 Mr. Nir Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, Mr. Sheratzky served as alternate Chief Executive Officer of our company from 1995 to 2003. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky, the brother of Eyal and Gil Sheratzky.

On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Nir Sheratzky in consideration of monthly payments in the amount of NIS 49,307, or approximately $14,000 (plus VAT), in addition to providing him with a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved under which Mr. Nir Sheratzky is entitled also to an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid. The agreement is for an unlimited time and may be terminated by either party by a six month prior written notice. The aggregate amounts paid to A. Sheratzky under the agreement in each of the years 2009 and 2010 were NIS 1,675,000 or approximately $478,000, and NIS 1,950,000 or approximately $557,000, respectively. Shareholders are referred to Exhibit 10.24 of the Company's registration statement on Form F-1 for convenience translation into English of the agreement.  A convenience translation into English of addendum no. 2 and  3 is attached as Exhibit C to this proxy statement.

Whereas, the term of the agreement with Mr. Sheratzky exceeds three years, under the New Companies Law Requirements, such agreement requires the approval of our audit committee, board of directors and shareholders once every three years.

Proposal

Shareholders are being asked to approve the agreement dated September 5, 2002 as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement between the Company, Nir Sheratzky and A. Sheratzky Holding Ltd. as amended including addendum no. 3.

The Board recommends that the shareholders vote "FOR" the proposal based on the following reasons:

Mr. Sheratzky has been granting the services to the Company for approximately 15 years and has deep understanding and familiarity with the Company on all its aspects, including the necessary experience and knowledge required to manage the Company. During the years, Mr. Sheratzky has led the Company to continued growth and impressive achievements.

The remuneration to which Mr. Sheratzky is entitled under the agreement is reasonable, customary and appropriate, especially in light of the Company's financial condition and its long term goals after taking into consideration remuneration paid by other public companies in Israel,  to employees granting similar services to the services granted under the agreement. The Board believes that the continued engagement of Mr. Sheratzky under the agreement is in the best interests of the Company. The Board noted that the remuneration to Mr. Sheratzky under the agreement in comparison to remuneration of CEO's of other public companies which shares are registered on the Tel-Aviv 100 index (where the Company's shares are traded), is lower than most companies.

PROPOSAL FOUR

APPROVAL OF AN AGREEMENT WITH PROFESSOR YEHUDA KAHANE

Background

 Professor Yehuda Kahane is a co-founder of our company and has served as a director since its acquisition from Tadiran in 1995. Professor Kahane is a full-time professor at the Faculty of Management, Tel Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he was the co-founder and co-owner of the managing firm of the first balanced pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Professor Kahane serves as an actuarial consultant to various companies and organizations and has been providing financial consulting services to our company since 1998. Professor Kahane is a director in Tachlit Investment House Ltd. and Capital Point Ltd. and in a large number of private technological companies unrelated to us. He is the chairman of an association for the visually impaired of Hertzelia and Sharon District and a board member of the umbrella organization for the visually impaired in Israel. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem.

On March 23, 1998, we entered into a financial services agreement with Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $1,100, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $4,300, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2009 and 2010 were approximately $50,000, $55,000, respectively. Shareholders are referred to Exhibit 10.28 of the Company's registration statement on Form F-1 for convenience translation into English of the agreement.

Whereas, the term of the agreement with Professor Kahane exceeds three years, under the New Companies Law Requirements, such agreement requires the approval of our audit committee, board of directors and shareholders once every three years.

Proposal

Shareholders are being asked to approve the agreement dated March 25, 1998 as amended, between the Company and Professor Yehuda Kahane.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement dated March 25, 1998, as amended between the Company and Professor Yehuda Kahane

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

Professor Kahane has served as a consultant to the Company for approximately 16 years and during this term, he has greatly contributed to the Company's operations. Professor Kahane has a rich experience and knowledge in the area in which has been advising the Company and the remuneration paid to him under the agreement is reasonable and appropriate. The Board believes that the continued engagement of Professor Kahane under the agreement is in the best interests of the Company.

PROPOSAL FIVE

APPROVAL OF PROCUREMENTOF DIRECTORS AND OFFICERS INSURANCE POLICY

Background

Our audit committee and board of directors have resolved to approve, and to recommend to the shareholders of the Company to approve the procurement of a Directors and Officers Insurance Plan (the “D&O Policy”), covering all of our directors and office holders, including directors and office holders who are deemed ‘controlling shareholders’ for the purposes of Section 268 of the Law, for a term of five years in total (provided that the first term under the D&O Policy shall commence from September 19, 2010 and until February 18, 2012), which may also be conducted by way of extending the initial policy under identical or better terms, provided that (a) the renewal of the D&O Policy shall be based on the major terms of the D&O Policy approved for the initial term, substantially in the form attached hereto as Exhibit D; (b) the audit committee and board of directors shall approve that despite any change in the D&O Policy for any renewal term, the procurement of such D&O Policy by the Company is compatible with market conditions and does not materially affect the Company's profitability, assets or liabilities. In the event that there is no change in the terms of the D&O Policy for any renewal term, the audit committee and board of directors shall so note.

Proposal

Shareholders are being asked to approve the procurement of a Directors and Officers Insurance Plan (the “D&O Policy”), covering all of our directors and office holders, including directors and office holders who are deemed ‘controlling shareholders’ for the purposes of Section 268 of the Law, for a term of five years in total (provided that the first term under the D&O Policy shall commence from September 19, 2010 and until February 18, 2012), which may also be conducted by way of extending the initial policy under identical or better terms, provided that (a) the renewal of the D&O Policy shall be based on the major terms of the D&O Policy approved for the initial term, substantially in the form attached hereto as Exhibit D; (b) the audit committee and board of directors shall approve that despite any change in the D&O Policy for any renewal term, the procurement of such D&O Policy by the Company is compatible with market conditions and does not materially affect the Company's profitability, assets or liabilities. In the event that there is no change in the terms of the D&O Policy for any renewal term, the audit committee and board of directors shall so note.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of this proposal.

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

The procurement of the D&O Policy is within the limitations prescribed by the Law and the articles of association of the Company; Procuring D&O insurance policy to cover officer holders of a company is reasonable, customary and justified in public companies in general and specifically in Israel; procuring D&O insurance is in the best interest of the Company as it allows the directors and office holders to fulfill their duties and make the necessary decisions considering the risks involved and their liability prescribed by the applicable laws in fulfilling such roles; the D&O Policy covers all directors and officers including those deemed controlling shareholders under the same terms and for an identical coverage; the insurance policy is compatible with market conditions and does not materially affect the Company's profitability, assets or liabilities.

PROPOSAL SIX

APPROVAL OF AN AGREEMENT BETWEEN E-COM GLOBAL ELECTRONIC
COMMERCE LTD. AND MR. GIL SHERATZKY

Background

 Mr. Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Since January 23, 2007, he has served as well as CEO of our wholly owned subsidiary, E-Com Global Electronic Commerce Ltd. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002 he worked in an advertising agency. Mr. Sheratzky holds an MBA degree from the University of Chicago – Booth School of Business. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Eyal and Nir Sheratzky.

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of E-Com in consideration of monthly payments in the amount of NIS 25,000 or $7,140, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky also includes a bonus in an amount equal to 2% of the annual increase in E-Com's profits before tax, (up to a maximum amount of 1% of E-Com's profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

Whereas, the term of the agreement with Mr. Sheratzky exceeds three years, under the New Companies Law Requirements, such agreement requires the approval of our audit committee, board of directors and shareholders once every three years.

Proposal

Shareholders are being asked to approve the agreement dated January 23, 2007 between E-Com Global Electronic Commerce Ltd. and Mr. Gil Sheratzky.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the agreement between E-Com Global Electronic Commerce Ltd. and Gil Sheratzky.

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

Mr. Sheratzky served as CEO of E-Com for over 4 years and prior to that worked with the Company in different roles, during such time has developed a deep understanding the Company's business and field of operation. Mr. Sheratzky has proven ability, initiative and professionalism in managing E-Com and has tremendously contributed to its success. The Board believes that the terms of engagement of Mr. Sheratzky under the agreement are reasonable and fair and are appropriate considering his role and experience and that his engagement is in the best interests of the Company.

PROPOSAL SEVEN

APPROVAL OF INDEMNITY DEEDS OF UNDERTAKINGS TO OFFICE HOLDERS

Background

 On August 24, 2005 our audit committee and board of directors approved the grant of indemnity undertakings towards our office holders in respect of acts performed by them in their capacity as our directors and officers. Our shareholders approved such indemnity deeds on September 15, 2005. Whereas, such indemnification undertakings were signed also with shareholders deemed controlling shareholders for the purposes of Section 268 of the Law and their relatives and are not limited in time, i.e. extend for a period of over three years, under the New Companies Law Requirements, such undertakings towards such persons require the approval of our audit committee, board of directors and shareholders once every three years. The form of indemnity deed was which approved by our shareholders on September 15, 2005 is attached hereto as Exhibit E.

Proposal

Shareholders are being asked to approve the indemnity deeds of undertaking signed by the Company towards directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Law.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat is necessary for the approval of this matter, provided that either (a) such majority includes at least one-third of the shares of the voting shareholders who have no personal interest in the matter; or (b) the total of opposition votes among the shareholders who have no personal interest in the matter does not exceed 1% of the aggregate voting rights in the Company. Abstentions are not counted.

Board Recommendation

Following the approval of our audit committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the indemnity undertaking deeds signed by the Company towards all directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Law.

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

The grant of an indemnity deed of undertaking to directors and office holders by public companies in Israel is customary; the undertaking of the Company pursuant to the deed was limited to the types of events as specified therein. In addition, the indemnity under the deed was limited to 25% of the capital of the Company which is customary maximum amount for Israeli public companies; the grant of indemnity is in the best interests of the Company as it allows directors and officers to fulfill their roles appropriately considering the liability imposed on office holders under the applicable laws and the form of indemnity deed is identical to the form approved by our shareholders on September 15, 2005.

List of Exhibits

Exhibit A	Convenience translation into English of Addendum No. 1 to the agreement dated February 1, 2003 between the Company, A. Sheratzky Holdings Ltd. and Mr. Izzy Sheratzky.

Exhibit B	Convenience translation into English of Addendum No. 2 and Addendum no. 3 to the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings Ltd. and Mr. Eyal Sheratzky.

Exhibit C	Convenience translation into English of Addendum No. 2 and Addendum no. 3 to the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings Ltd. and Mr. Nir Sheratzky.

Exhibit D	Principles of Insurance Policy Plan

Exhibit E	Convenience translation of a form of indemnity deed

Exhibit A

Addendum No. 1 to the Agreement with Independent Contractor, dated January 1, 2003
Dated and Signed ____________, 2010

BETWEEN:	Ituran Location and Control, Ltd.
Of: 3 Hashikma Street, Azor
	(hereinafter: "the Company")	Party of the First Part;
AND:	Mr. Izzy Sheratzky
ID No. 007495443
Of: 14 Dulchin Street, Tel Aviv
	(hereinafter: "Izzy")	Party of the Second Part;
AND:	A. Sheratzky Holdings Ltd.
Private Company No. 51-3230268
Of: 14 Dulchin Street, Tel Aviv
	(hereinafter: "the Employer")	Party of the Third Part;

WHEREAS: the Company and the Employer and Izzy have entered into an agreement dated January 22, 2003 (hereinafter: “The Agreement”).

AND WHEREAS: the parties wish to clarify and add to Izzy’s scope of duties and authorities pursuant to the Agreement, and to add additional provisions to the Agreement, all as detailed herein;

THEREFORE, THE PARTIES DECLARED, AGREED AND STIPULATED AS FOLLOWS:

1.  Section 3 to the Agreement (the “Services”) shall be replaced with the following section:

“3. Services –

3.1  Izzy shall serve as the Chairman of the Board of Directors of the Company, according to any law.

3.2  In addition, the Employer shall provide the Company with the following services through Izzy (the “Services”):

3.2.1 Ongoing consulting and supervision for the Company’s CEO’s.

3.2.2 Maintaining ongoing and proper work relations with the board of directors of    the Company and with his subordinates and with anyone else with whom Izzy may be required to be in contact in order to perform his job.

3.2.3 Delivery of activity reports to the board of directors of the Company and any other information required and assisting the CEO of the Company through consulting and managing the meetings of the board of directors of the Company.

3.2.4 Supervision of the activities if the subsidiaries of the Company abroad.
3.2.5 Promoting a sense of team spirit and values of high quality service among the Company's employees and his subordinates.
3.2.6 Formation, promotion and maintenance of relationships with substantial customers abroad.
3.2.7 Locating and examining of potential investments.
3.2.8 Proposing efficiency initiatives and measures to the board of directors of the Company.
3.2.9 Carrying out any assignment given to him by the Company's Board of Directors.

3.3  It is clarified and agreed that if and insofar as Izzy could not serve as the chairman of the board of directors for any reason, the Employer shall continue to provide Services through Izzy, for the term of this Agreement and according to its conditions.”

2. The remaining provisions of the Agreement shall remain unchanged.

 AND IN WITNESS THEREOF THE PARTIES HAVE AFFIXED THEIR SIGNATURES:

----------------------              -----------------------------
IZZY                                  THE COMPANY

----------------------
THE EMPLOYER

A - 2

Exhibit B

ADDENDUM TO THE AGREEMENT WITH AN INDEPENDENT CONTRACTOR,
DATED SEPTEMBER 5, 2002

MADE AND EXECUTED IN AZOUR ON DECEMBER 13, 2007, EFFECTIVE AS OF JANUARY 8, 2003

BETWEEN:	Ituran Location and Control, Ltd.
	(hereinafter: "Ituran")	Party of the first part;
AND:	Nir Sheratzky
	(hereinafter: "Nir")	Party of the second part;
AND:	Eyal Sheratzky
	(hereinafter: "Eyal")	Party of the third part;
AND:	A. Sheratzky Holdings Ltd.
	(hereinafter: "the Contractor")	Party of the fourth part;

WHEREAS: Until January 8, 2003 Nir and Eyal served in the position of Deputy CEO in Ituran pursuant to the Service Agreement between the Contractor and Ituran (the “Initial Agreement”) under the terms stipulated in each agreement;

AND WHEREAS: On January 8, 2003 their nomination for the position of co-CEO’s in Ituran was approved, in the same terms as in the Initial Agreement;

AND WHEREAS: From the effective date their terms of service and position had changed as mentioned hereinafter and the parties wish to agree in writing these changes;

          THEREFORE THE PARTIES HAVE AGREED AND STIPULATED AS FOLLOWS:

1.  The preamble to this agreement constitutes an integral part thereof.

2.  As of January 8, 2003 Nir and Eyal shall provide, through the Contractor, co-CEO services to Ituran in the terms mentioned in the Initial Agreement.

3.  As of February 24, 2004, and pursuant to the resolutions of the board of directors of the company, the audit committee of the company and the shareholders, each of Nir and Eyal shall be entitled to an annual bonus equal to 1% (one percent) of the company’s profits before tax including the Company’s share in affiliated companies’ profits (or losses) based on their audited consolidated financial statements, which were made according to accepted accounting principles, as at December 31 of every calendar year in which he provided services (or any part of it, respectively) as of 2004.

          AND IN WITNESS THEREOF THE PARTIES HAVE AFFIXED THEIR SIGNATURE:

(Signature)         (Signature)           (Signature and Stamp)
---------------         ---------------           ------------------------------------
Nir Sheratzky     Eyal Sheratzky     Ituran Location and Control

(signature)
----------------------------------
A. Sheratzky Holdings Ltd.

ADDENDUM 3 TO THE AGREEMENT WITH AN INDEPENDENT CONTRACTOR,
DATED SEPTEMBER 5, 2002

MADE AND EXECUTED ON APRIL __, 2011

BETWEEN:	Ituran Location and Control, Ltd.
Of: 3 Hashikma Street, Azor
	(hereinafter: "the Company")	Party of the First Part;
AND:	Mr. Eyal Sheratzky
ID No. 023909641
Of: 10 Dulchin Street, Tel Aviv
	(hereinafter: "the Contractor")	Party of the Second Part;
AND:	A. Sheratzky Holdings Ltd.
Private Company No. 51-3230268
Of: 14 Dulchin Street, Tel Aviv
	(hereinafter: "the Employer")	Party of the Third Part;

WHEREAS:     On September 5, 2002, the parties signed an agreement with an independent Contractor, as amended according to addendum 1 on October 28, 2002, and addendum 2 effective as of January 8, 2003 (hereinafter, including addendum 1 and addendum 2: the “AGREEMENT").

AND WHEREAS: The parties wish to clarify and add to the Contractor’s power and duties pursuant to the Agreement, and to add additional provisions to the Agreement, all as detailed herein;

          THEREFORE THE PARTIES HAVE AGREED AND STIPULATED AS FOLLOWS:

1.  Section 3 to the Agreement (the “Services”) shall be replaced with the following section:
“3. Services – The Employer shall provide management services (“Services”) to the Company through the Contractor which shall serve as co-CEO of the Company. Within the Services which shall be provided to the Company through the Contractor, the Contractor shall be responsible of the Company’s activity abroad, including supervision of activity of all subsidiaries of the Company abroad, capital raising abroad, new market analysis and evaluation of profitability of launching new products abroad, formation, promotion and maintenance of relationships with substantial customers abroad, formation, promotion and maintenance of relationships with shareholders, examination and negotiation for collaborations and acquiring of companies abroad and/or activity abroad which shall facilitate in expanding the activity of the Company, delivery of ongoing activity report to the board of directors of the Company and any other required information and any additional services required from time to time by the board of directors of the Company”.

2. The remaining of the provisions of the Agreement shall remain unchanged.

           AND IN WITNESS THEREOF THE PARTIES HAVE AFFIXED THEIR SIGNATURE:

---------------           ---------------       ---------------
Eyal Sheratzky     Company           Employer

B - 2

Exhibit C

ADDENDUM TO THE AGREEMENT WITH AN INDEPENDENT CONTRACTOR,
DATED SEPTEMBER 5, 2002

MADE AND EXECUTED IN AZOUR ON DECEMBER 13, 2007, EFFECTIVE AS OF JANUARY 8, 2003

BETWEEN:	Ituran Location and Control, Ltd.
	(hereinafter: "Ituran")	Party of the first part;
AND:	Nir Sheratzky
	(hereinafter: "Nir")	Party of the second part;
AND:	Eyal Sheratzky
	(hereinafter: "Eyal")	Party of the third part;
AND:	A. Sheratzky Holdings Ltd.
	(hereinafter: "the Contractor")	Party of the fourth part;

WHEREAS:  Until January 8, 2003 Nir and Eyal served in the position of Deputy CEO in Ituran pursuant to the Service Agreement between the Contractor and Ituran (the “Initial Agreement”) under the terms stipulated in each agreement;

AND WHEREAS: On January 8, 2003 their nomination for the position of co-CEO’s in Ituran was approved, in the same terms as in the Initial Agreement;

AND WHEREAS: From the effective date their terms of service and position had changed as mentioned hereinafter and the parties wish to agree in writing these changes;

          THEREFORE THE PARTIES HAVE AGREED AND STIPULATED AS FOLLOWS:

1.  The preamble to this agreement constitutes an integral part thereof.

2.  As of January 8, 2003 Nir and Eyal shall provide, through the Contractor, co-CEO services to Ituran in the terms mentioned in the Initial Agreement.

3.  As of February 24, 2004, and pursuant to the resolutions of the board of directors of the company, the audit committee of the company and the shareholders, each of Nir and Eyal shall be entitled to an annual bonus equal to 1% (one percent) of the company’s profits before tax including the Company’s share in affiliated companies’ profits (or losses) based on their audited consolidated financial statements, which were made according to accepted accounting principles, as at December 31 of every calendar year in which he provided services (or any part of it, respectively) as of 2004.

           AND IN WITNESS THEREOF THE PARTIES HAVE AFFIXED THEIR SIGNATURE:

(Signature)         (Signature)           (Signature and Stamp)
---------------         ---------------            -----------------------------------
Nir Sheratzky     Eyal Sheratzky     Ituran Location and Control

(signature)
-----------------------------------
A. Sheratzky Holdings Ltd.

ADDENDUM 3 TO THE AGREEMENT WITH AN INDEPENDENT CONTRACTOR,
DATED SEPTEMBER 5, 2002

MADE AND EXECUTED ON APRIL __, 2011

BETWEEN:	Ituran Location and Control, Ltd.
Of: 3 Hashikma Street, Azor
	(hereinafter: "the Company")	Party of the First Part;
AND:	Mr. Nir Sheratzky
ID No. 02925187-7
Of: 13 Moshe Perlok Street, Tel Aviv
	(hereinafter: "the Contractor")	Party of the Second Part;
AND:	A. Sheratzky Holdings Ltd.
Private Company No. 51-3230268
Of: 14 Dulchin Street, Tel Aviv
	(hereinafter: "the Employer")	Party of the Third Part;

WHEREAS:  On September 5, 2002, the parties signed an agreement with an independent Contractor, as amended according to addendum 1 on October 28, 2002, and addendum 2 effective as of January 8, 2003 (hereinafter, including addendum 1 and addendum 2: the “AGREEMENT").

AND WHEREAS: The parties wish to clarify and add to the Contractor’s power and duties pursuant to the Agreement, and to add additional provisions to the Agreement, all as detailed herein;

          THEREFORE THE PARTIES HAVE AGREED AND STIPULATED AS FOLLOWS:

1.  Section 3 to the Agreement (the “Services”) shall be replaced with the following section:
“3. Services – THE Employer shall provide management services (“Services”) to the Company through the Contractor which shall serve as co-CEO of the Company. Within the Services which shall be provided to the Company through the Contractor, the Contractor shall be responsible of the activity of the Company in Israel, including supervision of activity of all subsidiaries of the Company, capital raising in Israel, new market analysis and evaluation of profitability of launching new products in Israel, formation, promotion and maintenance of relationships with substantial customers, financial and business development in Israel, delivery of ongoing activity report to the board of directors of the Company and any other required information and any additional services required from time to time by the board of directors of the Company”.

2. The remaining of the provisions of the Agreement shall remain unchanged.

          AND IN WITNESS THEREOF THE PARTIES HAVE AFFIXED THEIR SIGNATURE:

---------------         ---------------        ---------------
Nir Sheratzky     Company           Employer

C - 2

Exhibit D

Directors and Officers Insurance Policy - Major Terms

Policy Period	From: September 19, 2010
To: February 18, 2012
(both days inclusive)
Limit of Liability	Total aggregate for all loss arising out of all claims made against all insured under all insurance covers combined (including defense costs except as provided in the policy) US$20,000,000
Retention	Insurance cover B and indemnifiable loss: US$35,000 each claim, subject to qualification
Premium for the Period	US$280,572
Continuity Dates	(i)Pending and prior litigation: June 1, 2000 (ii)Pollution claims: June 1, 2000 (iii)Securities claims: September 19, 2005
New Subsidiary Cover	Assets size: 10% of gross consolidated assets of the company as declared in the latest audited financial statements
Territory	Worldwide including the USA and Canada
Jurisdiction	Worldwide including the USA and Canada
Discovery Period	12 months for 100% of the full annual premium and subject to the unilateral discovery period wording amendment
Major Shareholding Exclusion	15% subject to major shareholders endorsement
Retroactive Date	Unlimited (as per wording)

Exhibit E

LETTER OF INDEMNITY

To:

------------------

------------------

                        LETTER OF INDEMNITY

1.     GENERAL

       1.1    We hereby inform you that in accordance with the decision of the Audit Committee and the Board of Directors of Ituran Location and Control Ltd ("THE COMPANY") dated August 24, 2005, and pursuant to the decision of the Company's General Meeting dated September 15, 2005 (Hereinafter: "THE DETERMINING DATE"), it was decided to pledge to the functionaries that the Company shall indemnify each of them of any liability or expense, as detailed in this letter below, which may be imposed upon him due to any action he has done ex officio, by virtue of his being a functionary in the Company.

       1.2    The terms which have not been defined in this Letter shall be interpreted as in the Companies Law, 5759 - 1999 (hereinafter: "COMPANIES LAW"), save if the context of the matter shall require otherwise.

2.     COMMITMENT TO INDEMNIFY

       Subject to the provisions hereof and the provisions of any law, the Company hereby commits itself toward you to indemnify you of any liability and/or expense as detailed in paragraph 4.1 below, which may be imposed on you due to any action you have carried out and/or may carry out in the Company and/or in a subsidiary and/or in an affiliated company (as defined in the Securities Law 5728-1968) and/or in a related company (hereinafter in this Letter, subsidiary and/or affiliated company and/or related company: "RELATED COMPANY"), including actions carried out by you before the date of signing this Letter, by virtue of your being a functionary in the Company, and on condition that said actions were directly and/or indirectly related to one (or more) of the types of events specified in paragraph 6 below.

3. THE LIABILITY AND EXPENSES TO WHICH INDEMNITY SHALL APPLY

       3.1 The indemnity pursuant hereto shall apply only due to liability and/or expenses as follows:

              3.1.1 Financial liability imposed on you in favor of another person in accordance with a verdict, including a verdict given in conciliation or an arbitration award authorized by a Court of Law;

              3.1.2 Reasonable litigation expenses, including attorney's fees, which you have expended or for which you have been charged due to an interrogation or a proceeding that has been conducted against you by an authority competent to wage an interrogation or a proceeding, and which has ended without the filing of an indictment against you and without a financial liability having been imposed on you as an alternative to a criminal proceeding or that ended without the filing of an indictment against you but with the imposition of a financial liability as an alternative to a criminal proceeding in an offense which does not require the substantiation of criminal intent.

For the purpose of this paragraph - the ending of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been opened - signifies the closing of the case pursuant to section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 ("the CRIMINAL PROCEDURE LAW"), or a delay of proceedings by the Legal Advisor to the Government pursuant to section 231 of the Criminal Procedure Law.

“FINANCIAL ALTERNATIVE AS AN ALTERNATIVE TO CRIMINAL PROCEEDING" - Financial liability imposed in accordance with law as an alternative to a criminal proceeding, including an administrative penalty according to the Administrative Offenses Law 5746-1985, fine for an offense that has been determined as a fineable offense in accordance with the provisions of the Criminal Procedure Law, Financial Sanction or Indemnity.

Reasonable litigation expenses, including attorney's fees, which you have expended or been charged with by a court of law, in a proceeding filed by the Company or on the Company's behalf or by another person, or in a criminal indictment from which you have been acquitted or in a criminal indictment in which you have been convicted of an offense which does not require the substantiation of criminal intent.

       3.2    It is hereby clarified that the indemnity pursuant to this Letter shall not apply in the following cases:

              3.2.1 Breach of fiduciary duty, save in the matter of indemnity and insurance due to breach of fiduciary duty in cases in which you have acted in good faith and for which you had a reasonable basis to assume that the act would not compromise the Company's interest;

              3.2.2 Breach of the duty of care made intentionally or impulsively, save if made in negligence only;

              3.2.3 Acting with the intent of gaining unlawful personal profit;

              3.2.4 A fine or redemption imposed upon you.

       3.3    In cases in which you shall receive compensation from the insurance company of the Company's insurance policy for the Company's functionaries (hereinafter: "THE INSURER"), on account of the matter subject of the indemnity, the indemnity given by the Company in the amount of the difference between the amount of financial liability imposed on the functionary and/or the litigation expenses which the functionary has expended or been charged with, as stated in paragraph 4.1 above, and the amount received from the insurer on account of that same matter, and on condition that the indemnity amount for which the Company shall be charged as aforesaid shall not be greater than the maximum indemnity amount (as defined below).

4.     MAXIMUM INDEMNITY AMOUNT

       4.1    The indemnity amount that the Company shall pay (including amounts which shall be received by the functionaries from insurance companies, if such shall be received, in the frame of insurances which the company has acquired, if it has acquired such) for all the functionaries, cumulatively, pursuant to letters of indemnity for functionaries shall not exceed a total amount equal to the rate of 25% of the Company's equity (consolidated) in accordance with the Company's last financial reports published before the granting of the indemnity payment in practice (hereinafter: "the MAXIMUM INDEMNITY AMOUNT"). The maximum indemnity amount has been determined by the Company's Board of Directors as reasonable under the circumstances.

       4.2    Should and as far as the total of all the indemnity amounts that the Company shall be required to pay shall exceed the maximum indemnity amount or the balance of the maximum indemnity amount (as it shall be at that time), the maximum indemnity amount or the balance thereof, as applicable, shall be divided between the functionaries who shall be entitled to indemnity, in a manner that the indemnity amount which shall be received by each of the functionaries, in practice, shall be calculated pursuant to the ratio between the indemnity amount which shall be forthcoming to each of the functionaries on account of the liabilities and/or the expenses which each shall be obliged to bear as a result of the legal proceeding and the indemnity amount which shall be forthcoming to all  the said functionaries on account of liabilities and/or expenses which they shall be obliged to bear as a result of the legal proceeding, cumulatively on account of that same event.

5. THE EVENTS TO WHICH THE INDEMNITY SHALL APPLY

       The indemnity in accordance with this letter of indemnity shall apply to a liability and/or an expense as aforesaid, which stem from one (or more) of the events detailed below, which have been determined by the Board of Directors as anticipated in view of the Company's actual activities at the time of providing the commitment:

       5.1    A proposal and/or issue of the Company's equities and/or those of a related company in Israel and/or abroad to the public and/or to individuals, pursuant to a forecast and/or a private placement, including the details which shall be included in the aforesaid executable instruments;

       5.2    Actions and/or reports stemming from the Company's and/or a related company's being and/or should the Company and/or a related company be in future a public company the shares of which shall be issued to the public and shall be traded in the Israeli Stock Exchange or in a stock exchange abroad;

       5.3    Actions and/or decisions related to the making of investments in the company and/or in subsidiaries and/or in related companies and/or for the acquisition of properties, including the acquisition of companies and/or businesses and/or investments in companies and/or investment of funds in traded equities and/or in any other form, and/or the sale of assets and/or sale of holdings in related companies;

       5.4    Events related to the terms of employment of employees and employer-employee relations, including and without derogating from the promotion of employees, handling of pension arrangements, insurance funds, options and other benefits to the Company's employees and/or those of a related company;

       5.5    Decisions and/or actions related to the Company's engagements and/or those of a related company with others, and/or between themselves in the frame of the Company's ongoing business (including with clients, suppliers, contractors);

       5.6    Actions and/or decisions designated in this paragraph 5, connected with related companies, including decisions and/or actions as functionaries in the Company and/or in related companies;

       5.7    Actions and/or decisions connected with the distribution of dividends in the Company and/or in a related company and/or the acquisition of the Company's shares;

       5.8    An action and/or a decision connected with the provision of a statement of opinion in a proposal for acquisition or any other action connected with and/or related to a proposal for acquisition in the company and/or a related company;

       5.9    An action and/or a decision connected with a change in the Company's structure and or that of a related company or the reorganization or any decision with respect thereof, including, but without derogating from the generality of the aforesaid, the merger, splitting, change in the Company's capital, the dissolution of companies or their sale, allocation or division;

       5.10   Any legal proceeding in Israel or abroad, in matters that are connected, either directly or indirectly, to trade restrictions and including binding arrangements, mergers and monopolies in the Company and/or in a related company;

       5.11   Any action which has brought about a default in carrying out proper insurance arrangements by the Company;

       5.12   An action and/or a decision connected with the approval of transactions with functionaries and/or with a controlling shareholder in the Company and/or in a related company;

       5.13   Any action which has caused damage including damage to property including the loss of its use and which is connected to the actions designated in this paragraph and/or to the Company's products, or those of its subsidiaries and/or related companies or to other activities in the frame of the Company's ongoing business or that of related companies.

6.       DEALING WITH THE SUIT

In any case in which you will be entitled to compensation in accordance with this statement, the following instructions will apply:

         6.1    You will notify the company in writing of any legal procedure taken against you and any chance and/or threat that a legal procedure will be taken against you and circumstances brought to your knowledge that may lead to a legal procedure against you (hereinafter: "THE PROCEDURE"), this as soon as possible to the time it becomes known to you, and you will transfer without delay to the company, or to whoever the company decides, a copy of any document regarding the procedure.

         6.2    You will fully cooperate with the company and with anyone it decides, including the insurer, and you will transfer any information required regarding the procedure and you will follow the rest of the instructions of the insurance policy of the employees of the company (at the time) regarding the defense from the procedure.

         6.3    The company will be entitled to take upon itself your defense in the procedure and to transfer the defense in the case to a lawyer to be determined by the company, according to its judgment, and while taking into consideration the company's obligations according to the policy and the option to appoint a lawyer on behalf of the insurer (hereinafter: "the company's advocate").

         6.4    Despite the mentioned in section 7.3 above, you will be entitled to object to the representation by the company's advocate due to reasonable reasons and/or under circumstances that in your opinion and/or the opinion of the company's advocate there is a conflict of interests between your defense and the defense of the company.

         6.5    If within 14 days from accepting the notice as mentioned in section 7.1 above, the company and the insurer did not take your defense upon themselves in the procedure, or if you or the company's advocate object to the representation by the company according to the mentioned above in section 7.4, you will be entitled to appoint an advocate of your choice (hereinafter: "the other advocate"), providing the sum of the professional fees of the advocate will be approved by the inspection committee that will examine the reasonableness. The professional fee determined for the company's advocate will be considered a reasonable basis in order to examine the fee of the other advocate. You will be given the opportunity to appear and argue before the committee and it will explain its decision. You will de entitled to appeal to the directorate and you will be given the opportunity to appear and argue before them. If the entire sum of the fee is not approved by the company and you decide not to concede the advocate, you will be entitled to receive the amount approved, and to pay the rest on your known.

         6.6    Despite the mentioned above in sections 7.4 and 7.5, if the policy refers to the matter, the company will act according to the instructions of the mentioned policy regarding disagreements with the insurer regarding the identity of the advocate representing according to the instructions of the policy when the case is transferred to the other advocate under the circumstances will enable the insurer to be released of its obligation or to minimize it and the instructions of the policy will override any agreement between you and the company, the company will however make every reasonable effort to honor your wish.

         6.7    If the company decides to take upon itself the defense in the procedure and you did not object under the circumstances mentioned in section 7.4 above, you will sign, to the request of the company, an authorization authorizing the company (as well as its advocate), to deal with the defense in your name and to represent you in any thing regarding the defense and the company and its advocate will be entitled to deal with the mentioned above exclusively (while reporting to you) and will be entitled to end the procedure as they see right, this subject to mentioned in section 7.15.

         6.8    You will cooperate with the company and its advocate in any reasonable way required by them regarding the procedure, including signing requests, depositions and any other document.

         6.9    If the company decided to take upon itself to deal with the defense in the procedure and you did not object under the circumstance mentioned in 7.4, the company will bear the expenses up to the maximum compensation (subject to the instructions of section 5.2), so that you will not have to pay them yourself, and the company will not be liable for any legal expenses including the lawyer's professional fees spent during the procedure.

         6.10   To your request, the company will pay an advance payment to you that you need to cover the reasonable costs you will be due to pay and/or are due to pay, including the lawyer fees, this according to the estimate made by the company and at the time decided by it, compensation to which you are entitled according to this statement, providing the total sum will not be more than the maximum compensation (subject to the instructions of section 4.2 above).

         6.11   If the company should pay you any amount from the power of this statement, as an advance or otherwise, and it then becomes clear that you are to return it, all or part, due to the fact that you were not entitled to compensation, for any reason, you will return it to the company bearing linkage differences of the consumer price index (as it is publicized from time to time by the CBS) as well as interest determined by the Finance minister, approved by the finance committee of the Knesset, according to section 3 (i) of the Tax Law (new version), 1961.

         6.12   If the company paid any amount of this statement, and then the obligation due to which the payment was made was cancelled or was reduced for any reason, you will write a check to return the sum from the plaintiff in the procedure and you will do what ever is necessary so that the check is valid and the company can cash it, and once you do this you will not be obligated to return the sum that was cancelled. If you do not do so- you will have to return the sum to the company, or its part, according to the matter, plus linkage differences and interest accordingly.

         6.13   If the company's advocate represented you and the company in the procedure, and it later became clear that you are not entitled to compensation, for any reason, and a disagreement rises regarding your obligation to return the trial expenses or the amount to be returned, the disagreement will be transferred to an arbitrator to be agreed upon according to section 6.14. The company will bear the expense of the arbitrary, including lawyer fees, unless the arbitrator decides that you used the arbitrary not in good faith.

         6.14   In signing this statement, you are obligated to do all you can, within the framework of the law, to reduce the amount of compensation you are entitled to as much as possible. You will not agree to compromise and/or to arbitrary, unless the company agreed in advance and in writing, and if it is necessary the agreement of the insurer, that it was received. The company will not agree to compromise unless the compromise does not expose the company to other suits on part of the plaintiff and that the agreement will not be considered admission and/or recognizing of liability regarding the causes of the procedure. The company will bring to the knowledge of the employees the details of the agreement. In case there is disagreement between the company and employees, regarding if the agreement answers to the instructions of this section, it will be brought before an arbitrator for a quick decision to be appointed by the company. The arbitrator will be appointed within 7 days from the time one side demanded arbitrary agreed upon the sides and if there is no agreement, the identity of the arbitrator (that will be a former district or high court judge) by the head of the lawyer's chamber in Israel, unless the arbitrator decides that the arbitrary was used not in good faith.

         6.15   The company, as well as the company's advocate, will not agree to compromise if the sum is more than the compensation you will be entitled to, unless you agree in advance in writing and if there is need for the agreement of the insurer- with the advanced agreement of the insurer.

         6.16   In case you appeal the decision of a court in the procedure, you will have to receive the approval of the company in advance and in writing. The company will be entitled to refuse a request as mentioned due to relevant considerations regarding the incident.

7.       THE VALIDITY OF THE OBLIGATION

         7.1    The obligation for compensation will be valid according to this statement regarding procedures against you during your work or office as well as procedures afterwards, providing they refer to actions you took from the time you were appointed to a position in the company, while you were in the position or as a result. The compensation obligation will stand for your inheritors and/or replacements according to law.

         7.2    The company will not be required to pay any sum paid to you for yourself or in your place, in any way, in the framework of insurance acquired by the company or in the framework of insurance acquired by a company controlled by the company or a connected company (if you have a position in them) or an obligation to any compensation of a company controlled by the company or anyone else.

         7.3    This statement does not cancel or concede or reduce any other compensation the position holder is entitled to from any other source according to any law and/or obligation.

         7.4    This statement does not prevent or limit the company from giving you additional special compensations, providing it does not harm the compensation obligation of this statement.

         7.5    This statement does not prevent or limit the company from increasing the maximum compensation due to the incidents regarding the compensation, providing the decision is reached according to law.

         7.6    The company's obligations will be interpreted according to this statement at length and in order to fulfill them, as permitted by law. In case of a contradiction between any instruction in this statement and any law that cannot be changed, added to or conditioned, the mentioned law will override, but this will not reduce the validity of the other instructions in this statement.

         7.7    This statement is not a contract for a third party and cannot be conceded.

         7.8    This statement of compensation cancels any other statement of compensation, compensation obligation and/or compensation agreements granted to you as a bearer of a position in the company.

         7.9    It is hereby agreed that the court authorized to deal with conflicts and/or disagreements regarding this statement, is the Tel Aviv-Jaffa court alone. The laws of the state of Israel alone will apply to this statement.

8.       THE PAYMENT

         8.1    To any payment paid to you, VAT will be added, when it applies.

         8.2    Any payment the company has to pay according to this statement will be paid within 30 days from the day it was requested.

                                                                   Respectfully, Ituran Location and Control Ltd.

Date:

CONFIRMATION:
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I hereby confirm that I received the above statement and agree to everything in it and am obligated to act according to its conditions.

Name:
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Signature:
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Date:
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